Appendix C to National Instrument 41-101

General Prospectus Requirements

Non-Issuer Form of Submission to

Jurisdiction and Appointment of

Agent for Service of Process

1.	Name of issuer (the "Issuer"):
Vizsla Resources Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:
British Columbia

3.	Address of principal place of business of Issuer:
7th Floor, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

4.	Description of securities (the "Securities"):

Up to $150,000,000 in the aggregate of (a) common shares in the authorized share structure of the Company (the "Common Shares"); (b) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, "Debt Securities"); (c) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company ("Subscription Receipts"); (d) warrants exercisable to acquire Common Shares and/or other securities of the Company ("Warrants"); and (e) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units" and collectively, the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

5.	Date of the prospectus (the "Prospectus") under which the Securities are offered:
December 1, 2020

6.	Name of person filing this form (the "Filing Person"):
Stuart Smith

7.	Filing Person's relationship to Issuer:
Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
Mooney Mooney, NSW, Australia

9.	Address of principal place of business of Filing Person:
39B Point Road, Mooney Mooney, NSW 2083, Australia

10.	Name of agent for service of process (the "Agent"):
Farzad Forooghian, Forooghian & Company Corporate Services Inc.

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):
Suite 1050 - 400 Burrard Street, Vancouver, British Columbia V6C 3A6

12. The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the

"Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a) the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b) any administrative proceeding in any such province,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14. Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15. Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16. This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

Dated:	December 1, 2020	"Stuart Smith"
Signature of Filing Person

Stuart Smith
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Stuart Smith under the terms and conditions of the appointment of agent for service of process stated above.

Dated:	December 1, 2020	"Farzad Forooghian"
Signature of Agent

Farzad Forooghian
Forooghian & Company Corporate Services Inc.
Print name of person signing and, if Agent is
not an individual, the title of the person